June 25, 2007

Mail Stop 3561

Kevin E. Kindig
Vice President and Controller
Triumph Group, Inc.
1550 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

RE: Triumph Group, Inc.
File No. 001-12235
Form 10-K: For the Fiscal Year Ended March 31, 2006

Dear Mr. Kindig:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                  Sincerely,

                                                  Michael Fay
                                                  Branch Chief